SALES REPRESENTATIVE AGREEMENT

THIS AGREEMENT, made and entered into January 1st 2001 between Specac Inc, 500 Technology Court, Smyrna, GA 30082 ("Specac") and Cal-Bay Controls ("the Sales Representative").

RECITALS

Specac is engaged in the manufacture, distribution and sale of certain products and services and wishes to appoint a sales representative for the promotion of the Products ( defined below) in the Territory (defined below).

The Sales Representative has extensive marketing experience and is willing to act as sales representative for the Products (defined below) in the Territory (defined below).

NOW, THEREFORE, in consideration of the mutual promises set forth, it is agreed by and between the parties as follows:

1. DEFINITIONS

In this Agreement, unless the context otherwise requires:

"the Products" means products and services as identified in Schedule 1 or such other products and services as may be agreed in writing by the Parties from time to time.

"Intellectual Property" means any patent, copyright, registered design, trademark or other industrial or intellectual property rights subsisting in the Territory in respect of the Products, and applications for any of the foregoing.

"Force Majeure" means in relation to either party , any circumstances beyond the reasonable control of that party (including without limitation any strike, lock out or other form of industrial action).

"Confidential Information" means any information which is disclosed to the Sales Representative by Specac pursuant to this Agreement (whether orally or in writing and whether or not such information is expressly stated to be confidential or marked as such).

"Purchase Order" means a purchase order placed by a customer in the Territory and procured by the Sales Representative.

"Territory" means the geographical area defined in Schedule 1.

The headings in this Agreement are for convenience only and shall not affect its construction.

2. APPOINTMENT AND TERM

2.1 Appointment. Subject to the terms and conditions of this Agreement, Specac hereby appoints the Sales Representative as its exclusive representative in the Territory for the Products and the Sales Representative hereby accepts such appointment.

2.2 Nothing in this Agreement shall oblige Specac to supply any Product to, or enter into any Agreement or commitment with, any customer in the Territory or to continue to supply any Product after it, in its sole discretion, shall determine that it is no longer commercially viable to do so.

2.3 Subject to clause 4.1 below, during this Agreement Specac shall not appoint any other person, firm or company as its representative, or agent for sale of the Products in the Territory.

2.4 Nothing contained herein shall restrict Specac from selling Products to Original Equipment Manufacturers (OEMs) and/or Value-Added Resellers (VAR) in the Territory who may incorporate Products into their respective systems. Specac is not obligated to pay commission on the sale of any Products to OEMs and/or Value-Added Resellers (VAR) located in the Territory.

2.5 Nothing contained herein shall in any manner restrict Specac from appointing another sales representative for the Products outside the Territory or from appointing another sales representative in the Territory for Specac products other than the Products.

2.6 This Agreement shall commence on the date hereof and, unless terminated earlier in accordance with this Agreement, shall continue until terminated by either party giving to the other not less than 90 days prior written notice.

3. PRICES AND TERMS OF SALE

3.1 Prices. The prices of the Products shall be the list price set out in Specac's price list from time to time in force. Such prices may be subject to change from time to time by Specac provided it gives not less than 30 days prior written notice of such changes.

3.2 Terms. All sales of the Products in the Territory shall be made on the terms and conditions set out in Schedule 1 or on such other terms and conditions as Specac may from time to time determine, and:

(i) the Sales Representative shall bring to the notice of all customers and prospective customers for the Products in the Territory those terms and conditions;

(ii) the Sales Representative shall not make or give any provisions, warranties, guarantee or representations concerning the Products other than those contained in those terms and conditions.

3.3 The Sales Representative shall not hold itself out, nor permit any person to hold it out, as being authorized to bind Specac in any way and shall not do any act which might reasonably create the impression that it is so authorized. The Sales Representative covenants and agrees that, when dealing with third parties, it will act in a manner as to avoid any ambiguity or dispute as to the nature and extent of its authority as provided and limited in this Agreement.

3.4 All orders received by Specac as a result of the activities of the Sales Representative, shall be subject to acceptance or non-acceptance by Specac. The acceptance or rejection of an order by Specac shall be final, binding and conclusive upon the customer, Specac and the Sales Representative. Specac may reject an order for any reason whatsoever in its sole discretion.

3.5 Quotations. All quotations for the supply of the Products will be issued by Specac. The Sales Representative is responsible for providing Specac with the information needed to prepare the quotation.

4. DUTIES OF SALES REPRESENTATIVE

4.1 General. The Sales Representative shall, at all times use its best efforts to promote and market the sale of the Products in the Territory and to procure orders for the Products in the Territory but the Sales Representative shall not be entitled to sell or enter into any negotiations or contracts for the sale of the Products on behalf of Specac or to bind Specac in any way. All orders for the Products which the Sales Representative receives shall be transmitted immediately to Specac which shall at its sole discretion be entitled to accept them on such terms as it may choose or reject them.

4.2 The Sales Representative agrees to act in the mutual interest of the parties in dealing with customers and promptly to advise Specac of any complaints with respect to the Products. The Sales Representative shall not promote, sell or manufacture, in the Territory, any product which is similar in purpose or function, or otherwise competitive with the Products covered by this Agreement, nor initiate the representation of any such products without the prior written consent of Specac during the term of this Agreement.

4.3 The Sales Representative agrees to submit, upon Specac's written request, a complete list of the companies and products it represents.

4.4 The Sales Representative shall conduct the promotion and marketing of the Products in the Territory with all due care and diligence and shall cultivate and maintain good relations with customers and potential customers in the Territory in accordance with sound commercial principles.

4.5 The Sales Representative shall notify Specac of any changes in the laws and regulations in the Territory relating to the nature, method of manufacture, packaging, labeling or sale of the Products and forthwith shall notify Specac if it becomes aware that Specac or any of the Products are or may be in breach of any those laws or regulations.

4.6 The Sales Representative shall maintain a list of customers and potential customers for the Products in the Territory and shall at the request of Specac supply Specac with a copy of that list.

4.7 Forecasts. The Sales Representative shall provide a rolling 12 month sales order forecast for the Products to Specac in the last week of each month. The forecast shall include the customer name, company, products involved, sales engineer, and the expected month and probability of order.

4.8 Premises and Personnel of Sales Representative. The Sales Representative agrees to maintain premises and personnel adequate in number and sufficiently trained to promote and demonstrate the Products to customers. Each member of Sales Representative's staff engaged in the promotion, installation or service of Products shall attend a Specac training program for the Products, if it is offered, at least once each year during the term of this Agreement or as otherwise agreed. If a new Product is introduced, the Sales Representative's staff shall attend the Specac training program for that Product. The Sales Representative shall be responsible for the travel and all other expenses incurred by its staff in attending the training programs.

4.9 Market Information. The Sales Representative will keep Specac informed of all market conditions in the Territory relevant to the promotion of the Products, including, without limitation:

(i) pricing practices of third parties; and

(ii) any activities of third parties which may constitute infringement of any Specac Intellectual Property.

Upon request by Specac, the Sales Representative shall furnish Specac with trade statistics and other information relating to the promotion of the Products in the Territory.

5. DUTIES OF SPECAC

5.1 Sales Materials. Specac shall supply the Sales Representative with reasonable quantities of sales materials and such technical information regarding the Products as Specac deems reasonably necessary for the promotion of the Products in the Territory.

5.2 Consultation. Specac will be available at its facility during reasonable business personnel hours and upon reasonable request to offer technical advice and consultation in connection with the sale of the Products.

5.3 Training. Specac shall offer to the Sales Representative training programs in the Products at Specac's offices or at another mutually agreed location. Specac will offer these programs at no charge. Specac shall also provide training programs for any new Products introduced during the term of this agreement.

6. CONSIDERATION

6.1 Commissions. In consideration of the Sales Representative undertaking its obligations under this Agreement, Specac shall pay to the Sales Representative a commission on sales provided that the Sales Representative alone has procured the Purchase Order against which those Products have been supplied. Such commissions shall be computed at the rate stated in Schedule 1 and on the basis of the Net Sales Price of the Products sold by Specac pursuant to a Purchase Order.

6.2 For purposes of this Agreement, "Net Sales Price" shall mean the gross amount invoiced by Specac, less the following:

(i) costs of insurance and transportation;

(ii) sale discounts, returns and allowances actually allowed or taken; (iii) all value-added taxes, sales taxes or similar turnover taxes.

6.3 The Sales Representative's commission for any sales shall become due when the corresponding payment for the Products has been received by Specac.

6.4 For sales on which a commission is payable to the Sales Representative Specac shall, within 28 days of invoicing a customer, send a copy of the invoice to the Sales Representative.

6.5 All commissions shall be paid monthly, 28 days after the date of each monthly accounting period, on sales of Products for which payment has been received by Specac from the customer during the preceding monthly accounting period.

6.6 Payments shall be adjusted to take into account discounts and non-return of Demonstration Units.

6.7 In the event that Specac sells a Product to a customer in the Territory for delivery outside the Territory the commission payable by Specac will be split equally amongst the Sales Representative and any other sales representative appointed by Specac in the territory concerned.

6.8 The Sales Representative shall not be entitled to any commission or compensation whatsoever in respect of Products sold for which Specac does not receive payment from the customer.

6.9 Settlement Price. In the event there should be a dispute or disagreement for any reason whatsoever between Specac and any customer over the payment of an order and in settlement thereof Specac accepts less than the full purchase price of the order as originally entered, the Sales Representative's commission shall be based upon this final settlement price.

7. DEMONSTRATION UNITS

7.1 Demonstration Units. Specac may at its discretion:

(i) make available to the Sales Representative the use of certain Products for a period of time solely for the purpose of demonstrating such Products to potential customers ("Demonstration Units"); or

(ii) subject to Specac's standard terms and conditions of sale in force from time to time, sell Products at a reduced price to the Sales Representative solely for the purpose of demonstrating such Products to potential customers.

7.2 The Sales Representative shall use Demonstration Units in a skilful and proper manner and in accordance with any operating instructions issued for it by Specac and shall ensure that the Demonstration Units are used only by properly skilled and trained personnel.

7.3 The Sales Representative shall indemnify Specac against any and all claims, liabilities, damages costs and expenses which Specac may incur or suffer arising out of the Sales Representative's use of the Demonstration Units provided that nothing herein shall impose any obligation on the Sales Representative to indemnify Specac against any liability resulting from the negligence of Specac or its employees.

7.4 In respect of Demonstration Units provided to the Sales Representative in accordance with Clause 7.1 (i) above:

(i) The Demonstration Units shall at all times remain the property of Specac and the Sales Representative shall have no rights to the Demonstration Units other than as permitted under this Agreement and the Sales Representative shall not do or cause or permit to be done any matter or thing whereby the rights of Specac in respect of the Demonstration Units are or may be prejudicially affected.

(ii) The Sales Representative shall complete and return to Specac a Demonstrator Inventory Status Report within 2 weeks of receipt of the same from Specac.

(iii) The Sales Representative shall return all Demonstration Units made available to it, to Specac within 2 weeks of any demand by Specac to do so.

(iv) If the Sales Representative fails to return Demonstration Units, any such Demonstration Units, including materials and accessories which the Sales Representative has in its possession will be deemed sold to the Sales Representative and Specac will invoice the Sales Representative in respect thereof. Specac may deduct such invoiced amount from the following month's commission payable in accordance with clause 6.6 or such invoice will be payable within 28 days of the date thereof.

7.5 In respect of Demonstration Units provided to the Sales Representative in accordance with Clause 7.1 (ii) above the Sales Representative undertakes:

(i) to use such Demonstration Units for demonstration purposes only for a period of not less than 12 months from the date of delivery; and

(ii) not to resell such Demonstration Units until such time as a period of 12 months from the date of delivery has elapsed unless Specac grants prior written approval to do so.

8. COMPETITIVE PRODUCTS

8.1 The Sales Representative shall not sell or represent manufacturers of products which Specac determines to be competitive with the Products.

9. TRADEMARKS

9.1 Nothing in this Agreement shall give the Sales Representative rights in respect of any trademarks or trade names of Specac, or the goodwill associated therewith, and the Sales Representative hereby acknowledges that, except as expressly provided in this Agreement it shall not acquire any rights in respect thereof and that all such rights and goodwill are, and shall remain vested in Specac. Whenever the Sales Representative shall make reference to its relationship with Specac, whether in advertising or otherwise, the Sales Representative shall describe its relationship only as a sales representative of Specac for the Products.

9.2 The Sales Representative shall not use in the Territory any trademarks or trade names so resembling the trade marks or trade names of Specac as to be likely to cause confusion or deception.

9.3 The Sales Representative shall promptly and fully notify Specac of any actual, threatened or suspected infringement in the Territory of any Intellectual Property of Specac which comes to the Sales Representatives notice, and of any claim by any third party so coming to its notice that the importance of the Products into the Territory, or their sale therein, infringes any rights of any other person, and the Sales Representative shall at the request and expense of Specac do all such things as may be reasonably necessary to assist Specac in taking or resisting any proceedings in relation to any such infringement or claim.

10. FORCE MAJEURE

10.1 If either party is affected by Force Majeure it shall forthwith notify the other party of the nature and extent thereof.

10.2 Neither party shall be deemed to be in breach of this Agreement or otherwise be liable to the other by reason of any delay in performance or non-performance of any of its obligations hereunder to the extent that such delay or non-performance is due to any Force Majeure, of which it has notified the other party; and the time for performance of that obligation shall be extended accordingly.

10.3 If the Force Majeure in question prevails for a continuous period in excess of six months, the parties shall enter into bona fide discussions with a view to alleviating its effects or to agreeing upon such alternative arrangements as may be fair and reasonable.

11. TERMINATION

11.1 Insolvency. Specac may terminate this Agreement without judicial notice or resolution by giving twenty (20) days written notice in the following events:

(i) the Sales Representative has ceased to function as a going concern or conduct its operations in the normal course of business as a Sales Representative;

(ii) the Sales Representative enters into suspension of payments or commences, or becomes the subject of, any action relating to bankruptcy, insolvency, reorganization dissolution, or winding up;

(iii) the Sales Representative has become insolvent;

(iv) the Sales Representative has made a general assignment for the benefit of creditors;

(v) the Sales Representative has attempted to assign, convey, or otherwise transfer in whole or in part any of Sales Representative's rights hereunder to any third party without Specac's prior written consent based on the Sales Representative's full, true, and correct disclosure of the proposed transaction to Specac;

(vi) the Sales Representative provides falsified data or information to Specac. The Sales Representative hereby acknowledges that twenty (20) days is a reasonable and adequate period of notice under the circumstances, including the extent of the expenditures, investments and commitments made and to be made by the Sales Representative under this Agreement.

11.2 Prospect List. The Sales Representative shall 14 days prior to the effective date of termination submit a written list identifying prospective purchase orders by part number and product category, customer facility, address and cognizant technical individual ("Prospect List") to Specac. Provided that the Sales Representative provides Specac with sufficient information to substantiate its claim to such orders such as copies of quotations, dates, sales calls, correspondence and any other evidence of the Sales Representative's involvement with such orders, the Sales Representative shall be entitled to 50% of the commission payable in respect of any Purchase Orders from the Prospect List received by Specac within forty-five (45) days after the effective date of termination.

11.3 Material Breach. Either party shall be entitled forthwith to terminate this Agreement by written notice to the other: In the event that other party commits a material breach of this Agreement including, but not limited to, a breach of paragraphs 4.8, 4.9, and 8 and such party fails to remedy such default within thirty (30) days of receipt of written notice thereof giving full particulars of the breach requiring it to be remedied. The Sales Representative acknowledges that thirty (30) days is reasonable and adequate period under the circumstances, including the extent of expenditures, investments and commitments made and to be made by the Sales Representative Agreement.

11.4 Return of Demonstration Units. In the event of the termination of this Agreement for any reason the Sales Representative shall return all Demonstration Units in its possession provided to the Sales Representative in accordance with clause 7.1 (i) within fourteen (14) days of the date of termination, if the Sales Representative fails to do so, the Sales Representative shall be liable to pay Specac for such Demonstration Units at the Specac list price. If a Demonstration Unit is returned in a damaged condition due to more than ordinary and reasonable use, the Sales Representative shall be responsible for and pay all necessary refurbishment costs to enable Specac to sell that Demonstration Unit.

11.5 Goodwill. Upon the termination of this Agreement for any reason, Specac shall not be liable to the Sales Representative for compensation, reimbursement or damages on account of the loss of prospective profits on anticipated sales, loss of goodwill or any similar losses except unpaid commission payable in accordance with the terms of this Agreement.

11.6 No Release. Termination of this Agreement shall not relieve or release either party from any payments which it may owe to the other under the terms of this Agreement.

11.7 Cessation of Advertising. Upon termination or expiration of this Agreement, the Sales Representative agrees immediately to cease using all advertising matter and other printed matter in its possession or under its control containing any of the trade names trademarks or logos of Specac.

12. RELATIONSHIP OF PARTIES AND ACTION FOR BREACH

12.1 The parties acknowledge that their relationship under this Agreement is that of an independent contractor relationship. Except as expressly provided in this Agreement, under no circumstances shall the Sales Representative, its agents or employees, if any, be deemed agents of Specac in any respect whatsoever. The Sales Representative shall have no right, power or authority in any way to bind Specac to the fulfillment of any condition, contract or obligation, express or implied, between Specac and any third party, except upon the express prior written consent of Specac.

12.2 The Sales Representative shall indemnify and hold Specac harmless from and against any and all liabilities, losses, damages, injuries, costs, expenses, causes of action, claims, demands, assessments and similar matters, including without limitation reasonable attorney's fees, resulting from or in connection with any act or omission by the Sales Representative or any breach of this Agreement.

12.3 the Sales Representative agrees that it shall not in any manner make representations or statements or undertake any actions adverse to the best interests of Specac.

12.4 The Sales Representative acknowledges that it has paid no fee or other consideration for any right under this Agreement. It is the express intent of the parties pursuant to the their right to freedom ofcontract that this Agreement shall govern obligations of each to the other and the right of each resulting from such relationship and that no federal state law or any other law purporting to alter the relationship between Specac and the Sales Representatively presently in force or hereafter enacted may apply to the rights and obligations of and between the parties to this Agreement. The rights and obligations of the parties in the event of termination of this Agreement have been separately bargained for and are intended by both parties to be in lieu of any rights or obligations arising under any state or federal law or any other law purporting to alter the relationship between the parties.

13. TRADE SECRETS

13.1. Except as provided by clauses 13.2 and 13.3 the Sales Representative shall at all times during the continuance of this Agreement and after its termination:

(i) use its best endeavors to keep all Confidential Information confidential and accordingly not to disclose any Confidential Information to any other person;

(ii) not use any Confidential Information for any purpose other than the performance of its obligations under this Agreement.

13.2. Any Confidential Information may be disclosed by the Sales Representative to:

(i) any customers or prospective customers;

(ii) any governmental or other authority or regulatory body;

(iii) any employees of the Sales Representative or any of the aforementioned persons;

to such extent only as is necessary for the purposes contemplated by this Agreement or as is required by law and subject in each case to the Sales Representative using all reasonable endeavors to ensure that the person in question keeps the same confidential and does not use the same except for the purposes for which the disclosure is made.

13.3. Any Confidential Information may be used by the Sales Representative for any purpose, or disclosed by the Sales Representative to any other person, to the extent only that:

(i) it is at the date hereof, or hereafter becomes, public knowledge through no fault of the Sales Representative (provided that in doing so the Sales Representative shall not disclose any Confidential Information which is not public knowledge); or

(ii) it can be shown by the Sales Representative to the reasonable satisfaction of Specac, to have been known to the Sales Representative prior to its being disclosed by Specac to the Sales Representative.

13.4. Return of Information. Upon termination of this Agreement for any reason, or at Specac's requests at any time during this Agreement the Sales Representative shall return to Specac all notes, memoranda, notebooks, drawings or other documents in its possession, compiled by it or delivered to it concerning any Confidential Information, including copies thereof, it being agreed that the same and all information contained therein are at all times the property of Specac.

14. MISCELLANEOUS

14.1. Assignment or Transfer. The rights of the Sales Representative hereunder are not assignable or transferable without the prior written consent of Specac.

14.2. Severability of Provisions. Any provision or provisions of this Agreement which in any way contravene the law of any state or country in which this Agreement is effective shall, in such state or country, to the extent of such contravention of law, be deemed separable and shall not affect any other provision hereof or the validity hereof.

14.3. Notices. All notices under this Agreement shall be in writing, and may be delivered by hand or sent my mail, cable, or telefax. Notices sent by mail shall be deemed received on the date of receipt indicated by the receipt verification provided by the government postal service through which such letter is sent. Notices sent by telefax or cable shall be presumed received the day which sent, and in the case of a telefax, shall be conclusively presumed to have been received in the event that the sender's copy of the telefax contains the "answer back" of the other party's telefax. Notices shall be given, mailed or sent to the parties at the following addresses:

If by Specac:

Specac Inc.

Sales Manager

500 Technology Court

Smyrna, GA 30082

If by Sales Representative

Cal-Bay Controls Bob Thompson

1582 Parkway Loop Suite G

Tustin, CA

Any party hereto may designate any other address for notices given it hereunder by written notice to the other party given at least ten (10) days prior to the effective date of said change.

14.4. Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties on the subject matter thereof, and merges all prior discussions and negotiations between them. Neither of the parties shall be bound by any conditions, definitions, representations or warranties with respect to the subject matter of this Agreement other than expressly provided herein or as duly set forth on or subsequent to the date hereof in a writing signed by a duly authorized representative of the party to be bound thereby.

14.5. Governing Law. This agreement shall be considered as having been entered into in the State of Georgia and shall be interpreted and governed by the laws of the State of Georgia.

14.6. Remedies. In recognition of the irreparable harm that a violation of the Sales Representative's covenants under this Agreement would cause Specac, the Sales Representative agrees that in addition to any other relief afforded by law, an injunction against such violation may be issued against it, and every other person concerned thereby, it being the understanding of the parties that both damages and an injunction may be proper modes of relief and are not to be mutually exclusive remedies.

14.7. Amendment and Waiver. This Agreement may be amended and any provision of this Agreement may be waived, provided that any such amendment or waiver will be binding on each party only if such amendment or waiver is set forth in writing executed by a duly authorized representative of the party. The waiver by either party of its rights or remedies in anyone instance shall not constitute a waiver of such rights in any other instance.

By: /s/ By: /s/

Mark Cruickshank Bob Thompson

Its: Sales Manager Its: President

SALES REPRESENTATIVE AGREEMENT

SCHEDULE 1

The Products: As listed in the Specac Inc. published domestic price list

The Territory: California, Nevada, Hawaii

Terms & Conditions of Sale: (to be forwarded)

Commission: 15%

Prices: As published in the Specac Inc. Domestic Price List